Exhibit 27

Publication of Prospectus

British American Tobacco p.l.c. (the “Company”) announces today that it has published a prospectus dated 28 October 2025 (the “Prospectus”) in relation to an issue of hybrid capital securities, a financial instrument which is subordinate to all senior creditors. This dual tranche issue comprises:

●	a perpetual non-call 5.25 year capital security at €600,000,000 with an initial coupon of 4.200% (the “NC5.25 Securities”); and

●	a perpetual non-call 8.0 year capital security at €600,000,000 with an initial coupon of 4.750% (the “NC8 Securities” and together with the NC5.25 Securities, the “Securities”).

The Securities will be accounted as equity in accordance with IFRS standards. The Securities will receive an equity credit of 50% from Moody's, Standard & Poor's and Fitch.

The net proceeds from the issuance will be used for general corporate purposes, including (i) the repurchase of the Company’s outstanding Perpetual Subordinated NC 2026 Securities via a tender offer that was launched on 21 October 2025; and (ii) the repayment of debt.

The first call dates of the Securities are (i) any business day following 30 October 2030 to 30 January 2031 for the NC5.25 Securities; and (ii) any business day following 30 July 2033 to 30 October 2033 for the NC8 Securities.

The settlement is expected to take place on 30 October 2025 and each tranche of Securities will be listed on the main market of the London Stock Exchange.

To view the Prospectus which has been approved by the Financial Conduct Authority, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1506F_1-2025-10-28.pdf

The Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at
https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries:

Media Centre

press_office@bat.com | @BATplc

Investor Relations

Victoria Buxton | IR_team@bat.com

British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This announcement does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities in the United States or any other jurisdiction. No securities of the Company have been nor will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and such securities may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.